Exhibit 4(d)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY  •  {P. O. BOX 10648  •  BIRMINGHAM,  ALABAMA  35202-0648}

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT RIDER

We are amending the Contract to which this rider is attached as described below:

1.                                       The provision entitled “Death Benefit” in the “DEATH BENEFIT” section of your Contract is deleted in its entirety.

2.                                       The following provisions are added to the “DEATH BENEFIT” section of your Contract.

Anniversary Value - We will determine an anniversary value for each Contract Anniversary occurring before the earlier of the oldest Owner’s 80th birthday or the deceased Owner’s date of death. Each anniversary value is equal to the sum of:

(a)                      the Contract Value on that Contract Anniversary; plus,

(b)                     all Purchase Payments since that Contract Anniversary; minus,

(c)                      an adjustment for each surrender since that Contract Anniversary.

Maximum Anniversary Death Benefit - The death benefit will be determined as of the end of the Valuation Period during which we receive due proof of death. The death benefit will equal the greatest of:

•                        the Contract Value; or

•                        aggregate Purchase Payments less an adjustment for each surrender; or

•                        the maximum anniversary value.

For the purpose of calculating the death benefit, the adjustment for each surrender will equal the amount that reduces the death benefit in the same proportion that the amount surrendered reduced the Contract Value as of the Valuation Period during which that surrender was taken.

The maximum death benefit provided under this rider will never exceed the Contract Value as of the end of the Valuation Period during which we receive due proof of death plus $1,000,000.

Only one death benefit is payable under this Contract even though the Contract may, under certain circumstances, continue beyond the time of an Owner’s death.

Enhanced Spousal Continuation Benefit

If a sole Beneficiary is the spouse of a deceased Owner and elects, in lieu of receiving the death benefit, to continue the Contract and become the new Owner as provided in the Contract, we will add to the Contract Value an amount equal to the excess of the death benefit over the Contract Value, if any, as of the date we receive due proof of death. We will allocate that amount according to the current Purchase Payment allocation instructions, but the amount we add will not be considered a Purchase Payment.

Suspension of Benefits - For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value.

Rider Termination - The Rider will automatically terminate upon the occurrence of any of  the following events:

(a)                      settlement of a claim for the death benefit;

(b)                     the Contract Anniversary immediately after the oldest Owner attains Age 95;

(c)                      a cancellation, or full surrender of the Contract.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

{ Secretary }